Exhibit 99.1

TARGET LOGISTICS, INC. SECOND QUARTER NET INCOME GROWS 79%

Contact:
Paul G. Henning
Cameron Associates
212 554 5462
phenning@cameronassociates.com

Quarterly Highlights:
•	Revenue up 25.5%
•	Gross Profit up 21.5%
•	Operating Income up 73%

Baltimore, Maryland- February 1, 2006 - Target Logistics, Inc. (OTC BB: TARG), a domestic and international freight forwarder and logistics provider, today announced net income for the second quarter of FY 2006, ended December 31, 2005 of $976,314 or $.05 per diluted share ($0.05 per basic share), an increase of 79% compared to $545,241 or $.03 per diluted and basic share reported in the second quarter ended December 31, 2004. Second quarter revenue was $46.7 million, an increase of 25.5% from the $37.2 million reported in the comparable 2005 fiscal period.

Operating income for the 2006 second quarter was $1,767,117 reflecting an increase of 73% over the $1,022,703 reported in the comparable 2005 second quarter.

For the six month period ended December 31, 2005, net income increased 84% to $1.45 million, or $.07 per diluted share ($0.08 per basic share); compared to $790,964 or $.04 per diluted share ($0.04 per basic share) for the six month period ended December 31, 2004. Six month revenue increased 18% to $82.8 million from the $70.3 million reported in the comparable FY 2005 period.

Operating income for the six month period of FY 2006 was $2,647,636, increasing 74% from the $1,522,639 reported in the FY2005 comparable six month period.

“By any measure, our performance for both the second quarter and the half year is outstanding. Most importantly, it reflects the ability to leverage our existing markets through internal growth and adding higher-margined value added services—both essential components of our strategy,” said Stuart Hettleman, President and Chief Executive Officer.

“To put it in perspective, operating and net income for the first six months of FY 2006 almost equal our full year performance in FY 2005. These results speak to the strength of leverage in our business model, with incremental increases in revenue.”

“As we noted before, we expect that the trends we have established in consistent top line revenue growth providing accelerating bottom line performance are sustainable. This steady improvement in our performance should provide for increasing value for our shareholders,” Mr. Hettleman concluded. “We are on track to achieve a yearly net income increase of 70 to 110%.”

Philip Dubato, Chief Financial Officer of Target Logistics said, “Our strong growth and company wide focus on profitable business opportunities drove SG&A as a percentage of revenue down to 26.6% for the quarter, a record for the company.”

Target Logistics will hold a conference call at 4:00 PM. ET on Tuesday, February 1, 2006. Interested parties are invited to listen to the call live, over the Internet at www.targetlogistics.com. The live call may also be accessed at.  http://phx.corporate-ir.net/playerlink.zhtml?c=62341&s=wm&e=1202826. The call will also be available by dialing (866) 270-6057, or for international callers, (617) 213-8891 and by using the confirmation code 30150117. A replay of the teleconference will be available until February 28, 2006 at www.targetlogistics.com. A replay will also be available by dialing (888) 286 8010 (domestic) or 617 801 6888 (international) and by using confirmation code 94984270.

Target Logistics, Inc. provides domestic and international time definite freight forwarding and logistics services through its wholly owned subsidiary, Target Logistic Services, Inc. Target has a network of offices in 34 cities throughout the United States and a worldwide agent network with coverage in over 70 countries. Its freight forwarding services include arranging for the total transport of customers' freight, including providing door to door service, distributions and reverse logistics.

Statements contained in this press release that are not historical facts are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Although Target Logistics believes that the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projections.

--Financial tables to follow--

Target Logistics, Inc. and Subsidiaries
Consolidated Statements of Operations
(unaudited)

	Three months ended December 31,		Six months ended December 31,
	2005	2004	2005	2004

Operating revenues	$46,704,140	$37,223,219	$82,849,925	$70,259,796
Cost of transportation	32,497,640	25,526,615	56,802,839	48,213,747
Gross profit	14,206,500	11,696,604	26,047,086	22,046,049

Selling, general and administrative expenses ("SG&A"):
Target subsidiary (exclusive forwarder commissions)	4,887,904	4,335,279	8,785,827	8,270,975
SG&A - Target subsidiary	7,016,417	5,913,876	13,668,280	11,468,334
SG&A - Corporate	376,348	310,122	664,507	557,912
Depreciation and amortization	158,714	114,624	280,836	226,189
Selling, general and administrative expenses	12,439,383	10,673,901	23,399,450	20,523,410

Operating income	1,767,117	1,022,703	2,647,636	1,522,639

Other income (expense):
Interest (expense)	(43,825)	(14,337)	(77,908)	(52,853)

Income before taxes	1,723,292	1,008,366	2,569,728	1,469,786
Provision for income taxes	746,978	463,125	1,116,336	678,822
Net income	$976,314	$545,241	$1,453,392	$790,964

Net Income per share attributable to common shareholders:
Basic	$0.05	$0.03	$0.08	$0.04
Diluted	$0.05	$0.03	$0.07	$0.04

Weighted average shares outstanding:
Basic	16,070,811	15,827,278	15,964,619	15,827,278
Diluted	21,490,385	21,469,959	21,490,343	21,470,028

Target Logistics, Inc. and Subsidiaries
Selected Balance Sheet Data

	December 31,	June 30,
	2005	2005
	(unaudited)	(audited)

Cash and cash Equivalents	$6,228,759	$6,525,577

Total Current Assets	$33,317,058	$28,789,386

Total Assets	$48,721,864	$42,599,718

Current Liabilities	$27,654,094	$23,004,905

Long Term Liabilities	$583,467	$435,054

Working Capital	$5,662,964	$5,784,481

Shareholders' Equity	$20,484,303	$19,159,759

Credit Line Availability	$11,861,798	$10,256,965